1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

CARL A. de BRITO carl.debrito@dechert.com +1 212 698 3543 Direct +1 212 314 0043 Fax

April 10, 2015

Asen Parachkevov
Attorney Adviser
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	Crescent Capital BDC, Inc.
Registration Statement on
File Number: 000-55380

Dear Mr. Parachkevov:

We are writing in response to comments provided on March 20, 2015 and with respect to the registration statement (the “Registration Statement”) filed on Form 10 under the Securities Exchange Act of 1934, as amended, on February 19, 2015 on behalf of Crescent Capital BDC, Inc. (the “Company”), a closed-end fund that will elect to be regulated as a business development company (“BDC”). The Company has considered your comments and has authorized us, on its behalf, to make the responses and changes discussed below to the Registration Statement.

On behalf of the Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

GENERAL

Comment 1.               We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response 1.               We acknowledge the comment. The incomplete portions of the Registration Statement will be finalized in a subsequent pre-effective amendment to the Registration Statement.

Comment 2.               Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response 2.               We expect to submit an exemptive application to permit the Company to engage in certain co-investment transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act.

Comment 3.               Please confirm that the Company does not intend to issue debt securities or preferred stock within a year from the effective date of the Registration Statement.

Response 3.               We hereby confirm that the Company does not intend to issue preferred stock or long-term debt securities within a year from the effective date of the Registration Statement.

EXPLANATORY NOTE

Comment 4.               The Registration Statement sets forth the following reason for filing the Registration Statement on Form 10: “to permit [the Company] to file an election to be regulated as a business development company ... to provide current public information to the investment community.” In other sections of the Registration Statement, it is stated that the Company may seek to complete an initial public offering of the Company’s shares. Please revise the statements in the Registration Statement describing the purpose of filing the Registration Statement to accurately reflect the reasons for the registration. Furthermore, in the appropriate section of the Registration Statement, please describe under what circumstances, and subject to what conditions, the Company would seek to complete the Qualified IPO. Please include appropriate risk disclosures that there are no assurances that the Qualified IPO will take place and that investors should not rely on a future public offering as a liquidity option.

Response 4.               The disclosure has been revised to delete reference to the provision of “current public information to the investment community” as a purpose of the filing of the Registration Statement. The disclosure has been revised accordingly to describe the circumstances and conditions under which the Company would seek to complete a Qualified IPO and appropriate risk disclosures have been added.

ITEM 1.  BUSINESS

General Development of Business

Comment 5.               Please state in the opening paragraph of this section that the Company’s private offering will be conducted in reliance on an exemption from the requirements of the U.S. Securities Act of 1933. In the appropriate section of the Registration Statement, please discuss what eligibility criteria, including minimum commitment amounts, that potential investors will have to satisfy before being permitted to invest in shares.

Response 5.              The disclosure has been revised accordingly.

Comment 6.               It is stated that the Company is expected to commence investment activities contemporaneously with the initial closing of the Private Offering. Are additional closings contemplated by the private offering? If so, how many such additional closings are expected to occur and for what period of time after the Initial Closing? If applicable, please describe briefly the mechanics of additional closings, including any true-up contributions that will have to be made by investors who buy shares in such additional closings.

Response 6.               We hereby confirm that the Company expects that a limited number of additional closings will occur prior to the end of the Commitment Period. A description of the mechanics of additional closings has been added to the sub-section captioned “The Private Offering” in this section.

Comment 7.               Please disclose if there is a commitment period applicable to an investor’s obligation to contribute capital to the Commitment, following which the investor would be released from such obligation. Disclose potential consequences of an investor’s failing to meet capital calls.

Response 7.               The disclosure has been revised accordingly.

Description of Business - General

Comment 8.              The section states that the Company’s primary focus is investing in secured debt. Please include additional disclosure if the Company’s principal investment strategy contemplates investments in “junk” bonds and include appropriate risk disclosure (if applicable).

Response 8.               The disclosure has been revised accordingly.

Comment 9.               Please add disclosure if the Company’s principal strategies include investments in original issue discount securities.

Response 9.               The disclosure has been revised accordingly.

Description of Business – General – Investment Adviser

Comment 10.           It is stated that the Company’s adviser, CDBC Advisors, LLC is a registered investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). In your response letter, please explain whether such registration is forthcoming or provide the entity’s CRD number in your response.

Response 10.        The CRD number for CBDC Advisors, LLC is 175430.

Description of Business – General – Investment Advisory Agreement; Administration Agreement; License Agreement

Comment 11.           With respect to the stated management fee waiver to be agreed to by the Adviser, please clarify in your response letter whether the fee waiver will be reflected in the Investment Advisory Agreement or in another form contract to be attached as an exhibit to the Registration Statement. Please disclose whether the Advisor may be permitted to recoup waived amounts and, if applicable, whether recoupment is subject to any conditions. Please disclose whether the waiver agreement may be modified and under what circumstances.

Response 11.            The stated management fee waiver will be reflected in a separate waiver agreement to be attached as an exhibit to the Registration Statement. The disclosure has been revised accordingly to state that the Advisor will not be permitted to recoup any waived amounts and the waiver agreement may only be modified or terminated prior to a Qualified IPO with the approval of the Board.

Comment 12.            Please revise the description of the “catch-up” feature of the incentive fee. Alternatively, you may wish to refer to the bullet point when describing the catch-up provision.

Response 12.            The disclosure has been revised accordingly.

Comment 13.           Please explain whether the Company intends to institute a share repurchase program, or if that is not the case, please include appropriate language to clarify that repurchases will be effected only in extremely limited circumstances (and describe such circumstances).

Response 13.            The disclosure has been revised accordingly.

Comment 14.           Disclose the methodology used to allocate costs and expenses under the administration agreement. In your response letter, please confirm that the Board exercises appropriate oversight with respect to the equity of the allocation methodology used.

Response 14.            The disclosure has been revised accordingly and we hereby confirm that the Board will exercise appropriate oversight with respect to the equity of the allocation methodology used.

Comment 15.           Please explain whether the investment advisory agreement between the Company and its Advisor modifies the Advisor’s fiduciary duties under Section 206 of the Advisers Act and as interpreted in SEC v. Capital Gains Research Bureau (375 U.S. 180 (1963)).

Response 15.            The disclosure has been revised to remove the statement that “[t]he Advisor maintains a contractual, as opposed to a fiduciary, relationship with [the Company].” The investment advisory agreement does not modify the Advisor’s fiduciary duties under the authorities referenced in Comment 15.

Description of Business – Organizational and Operating Expenses

Comment 16.           In the opening sentence of the second paragraph of the section, please make clear that all costs and expenses of the Company’s operations, administration and transactions are borne by stockholders.

Response 16.           The disclosure has been revised accordingly to state, after the bullet points in the section, that all such expenses are borne indirectly by the Company’s stockholders.

ITEM 1A. RISK FACTORS

General

Comment 17.           In your response letter, please confirm the extent to which the Company will invest in PIK securities. Please discuss risks presented by investments in PIK securities. Please specifically disclose that:

A.
The higher interest rates on PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

B.	Even if accounting conditions were met, the borrower could still default when the Company’s actual collection is supposed to occur at the maturity of the obligation.

C.
PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

D.
PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

E.
PIK securities create the risk that incentive fees will be paid to the Advisor based on non-cash accruals that ultimately may not be realized; disclose whether or not the Advisor will be under any obligation to reimburse the Company for these fees.

Response 17.           We hereby confirm that certain of the Company’s debt investments may contain provisions providing for the payment of PIK interest. The disclosure has been revised accordingly to include the specific items noted in Comment 17.

Comment 18.           Please disclose the risks associated with the lack of secondary market for and the general lack of liquidity of the Company’s shares.

Response 18.            The disclosure has been revised accordingly.

Comment 19.           Please disclose the risk of investors failing to meet capital calls issued by the Company and discuss the risks to the Company.

Response 19.            The disclosure has been revised accordingly.

Comment 20.           If the Company plans to issue preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosure of risks to holders of common stock in the event of a preferred shares offering.

Response 20.            The Company does not plan to issue preferred shares within a year from the effectiveness of the Registration Statement.

Comment 21.           Please revise the “Limited Operating History” heading to “No Operating History” as the Company has not commenced operations.

Response 21.            The disclosure has been revised accordingly.

Comment 22.           Please revise the “Possible Inability to Replicate Historical Results Achieved by Crescent” heading and accompanying disclosures to clearly state that there is no guarantee that such results will be replicated. Please make corresponding changes to the disclosures in this section as well.

Response 22.            The disclosure has been revised accordingly.

Comment 23.           Under the heading “Restricted Ability to Enter into Transactions with Affiliates,” please explain the methodology of allocating investment opportunities when co-investments are not permitted under the 1940 Act.

Response 23.            The disclosure has been revised accordingly.

Comment 24.           In the section titled “Potential Default or Other Issues Under the Credit Facility,” please disclose the extent to which the lender can seek recourse against shareholders, for example if the facility is secured by stockholders’ obligations to contribute capital to the Company. Please describe the terms of the Credit Facility in Item 1.

Response 24.            The disclosure has been revised accordingly.

Comment 25.           In the section titled “Uncertainty Regarding the Deployment of Proceeds of this Private Offering within the Contemplated Timeframe,” please indicate what the indicated timeframe is. In the appropriate section of the Registration Statement, please disclose that the appropriate timeframe for a business development company to deploy investment proceeds is the earlier of (i) two years after the termination or completion of sales or (ii) two and one-half years after commencement of its public offering (See Guide 1 to Form N-2).

Response 25.            The disclosure has been revised accordingly.

*          *          *          *          *

In addition, we are authorized by our client to acknowledge the following on the Company’s behalf:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

•
the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Company may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact me at (212) 698-3543.

Sincerely,

/s/ Carl A. de Brito

Carl A. de Brito